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Exhibit 21

        Subsidiaries of the registrant are as follows:

State or Other Jurisdiction of Incorporation or Organization
Picabo Holdings, Inc.	Delaware
OfficeMax Nevada Company	Nevada
Grand & Toy Limited	Ontario, Canada
OfficeMax Australia Limited	Australia
OfficeMax Southern Company	Louisiana
OfficeMax New Zealand Limited	New Zealand
OfficeMax North America, Inc.	Ohio
OMX Timber Finance Holdings I, LLC	Delaware
OMX Timber Finance Holdings II, LLC	Delaware
Clearfield Insurance Limited	Bermuda
Grupo OfficeMax S. de R.L. de C.V.	Mexico

Note:
The names of various consolidated wholly owned subsidiaries have been omitted. None of the omitted subsidiaries, considered either alone or together with the other omitted subsidiaries, constitutes a significant subsidiary.

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  Exhibit 21